August 13, 2008


Veronica Castillo, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY  10036-6522


      RE:	Gabelli Natural Resources, Gold & Income Trust
      333-152424; 811-22216

Dear Ms. Castillo:

	We have reviewed the registration statement on Form N-2 for the
Gabelli Natural Resources, Gold & Income Trust, filed with the
Securities and Exchange Commission on July 18, 2008. We have the following comments:


PROSPECTUS


Prospectus Summary

1. Under the heading, "Investment Objective and Policies," the disclosure states that "the Fund`s primary investment objective is to provide a high level of current income." Please identify and discuss the types of securities (e.g. bonds, equities) in which the Fund will primarily invest in order to meet its objective of providing a high level of current income. In addition, it appears that the terms "policy" and "strategy" are used interchangeably. Please use one term or the other consistently.

2. Under the heading, "Investment Objective and Policies," the disclosure states that "the Fund will attempt to achieve its objectives by investing at least 80% of its assets in securities of companies principally engaged in the natural resources and gold industries and income-producing securities." Please make clear that the Fund will invest at least 80% of its assets in securities of companies principally engaged in the natural resources and gold industries. In addition, for the 80% test, please make clear that 80% of the Fund`s assets includes the amount of any borrowings for investment purposes.

3. Under the heading, "Investment Objective and Policies," the disclosure states, "The Fund will invest at least 25% of its assets in the securities of companies principally engaged in the exploration, production or distribution of natural resources, such as base metals, metals, paper, food, agriculture, forestry products, gas, oil and other commodities as well as related transportation companies and equipment manufacturers." Please explain why "related transportation companies and equipment manufactures" are included in the definition of companies principally engaged in the natural resources industry. In addition, please provide examples of such companies.

4. Under the heading, "Investment Objective and Policies," the disclosure states, "The Fund will invest at least 25% of its assets in the securities of companies principally engaged in the exploration, mining, fabrication, processing, distribution or trading of gold or the financing, managing, controlling or operating of companies engaged in "gold-related" activities." Please define "gold-related" activities and provide examples of such activities. Please explain why companies in the "financing, managing, controlling or operating of companies engaged in "gold related" activities" are included in the definition of companies principally engaged in the gold industry. In addition, please provide examples of such companies.

5. Under the heading "Investment Objective and Policies," the disclosure states that "the Fund intends to earn income through an option strategy which will normally consist of writing (selling) call options on equity securities in its portfolio ("covered calls"), but may, in amounts up to 15% of the Fund`s assets, consist of writing uncovered call options on securities not held by the Fund, indices comprised of Natural Resource Companies or Gold Companies or exchange-traded funds comprised of such issuers and put options on securities in its portfolio." Please explain how the Fund intends to meet its objective of earning a high level of income with option premiums (e.g. without a commitment to invest in income-producing securities). Please disclose that the premiums received by the Fund from writing options results in short-term capital gains and not income.

6. Under the heading, "Risks Associated with Covered Calls and
Other
Option Transactions," please discuss separately (under its own heading) the risk of writing uncovered call options. Please make a similar change to the section entitled, "Risks Associated with Covered Calls and Other Option Transactions" on page 25.

Portfolio Turnover

7. Under this heading the disclosure states that "The investment policies of the Fund, including its strategy of writing covered call options on securities in its portfolio, is expected to result in portfolio turnover that is higher than that of other investment companies, and is expected to be higher than 100%." Please include the risk of high portfolio turnover in the Prospectus Summary.

Leverage

8. Under this heading, the disclosure states, "The Fund does not currently anticipate borrowing from banks or other financial institutions, issuing preferred shares or otherwise levering the common shares. However, the Fund will monitor interest rates and market conditions and anticipates that it will leverage the common shares at some point in the future." If it is expected that the Fund will leverage the common shares within the first year of operations, please include the effect of the leverage in the fee table and expense example.


STATEMENT OF ADDITIONAL INFORMATION


Derivative Instruments

9. Because the Fund may invest up to 15% of its assets in uncovered call options, please add a discussion of these securities and their risks.

Ownership of Securities

10. The disclosure under this heading relates to the portfolio managers of the Fund. Please move this disclosure above Portfolio Holdings Information.


GENERAL


11. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

12. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the Fund`s final pre-effective amendment.

13. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.


TANDY LETTER

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, please furnish a letter acknowledging that
* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.


			*		*		*		*
     	If you have any questions about these comments, please call me at 202-551-6957.

								Sincerely,



								Laura E. Hatch
								Staff Accountant